UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. __)*

___________________________

Calumet Specialty Products Partners, L.P.
(Name of Issuer)

Limited Partnership Units
 (Title of Class of Securities)
131476103
(CUSIP Number)

December 31, 2020
(Date of Event Which Requires Filing of this Statement)
________________________________________

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
       X      Rule 13d-1(b)
               Rule 13d-1(c)
               Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
______________________________________________________________________________________
SCHEDULE 13G

1 Names of Reporting Persons
Adams Asset Advisors, LLC
IRS Identification No.  74-3034621

2 Check the appropriate box if a member of a Group (See Instructions)
             (a)               (b)
3 SEC Use Only

4 Citizenship or Place of Organization
Dallas, TX   USA

Number of Shares Beneficially Owned by Each Reporting Person With:
 5 Sole Voting Power
4,555,224
 6 Shared Voting Power

 7 Sole Dispositive Power
4,555,224
 8 Shared Dispositive Power

9 Aggregate Amount Beneficially Owned by Each Reporting Person
4,555,224
10 Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)

[       ]
11 Percent of class represented by amount in row (9)
5.83%
12 Type of Reporting Person (See Instructions)
IA
CUSIP No. 131476103

ITEM 1.
(a) Name of Issuer:    Calumet Specialty Products Partners, LP
(b) Address of Issuer's Principal Executive Offices:
 2780 Waterfront Parkway East Drive  Suite 200
 Indianapolis, IN  46214
 ITEM 2.
(a) Name of Person Filing:  Adams Asset Advisors, LLC
(b) Address of Principal Business Office, or if None, Residence:
 8150 N Central Expwy #M1120
 Dallas, Texas 75206
(c) Citizenship:  Dallas, Texas  USA
(d) Title of Class of Securities:  Limited Partnership Units
(e) CUSIP Number:  131476103
ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:
(a)           Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).
(b)           Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)            Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)            Investment company registered under Section 8 of the Investment Company Act of 1940 (15
                 U.S.C. 80a8).

(e)      X     An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E);
(f)             An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);
(g)            A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G);
(h)            A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.
                 1813);

(i)             A church plan that is excluded from the definition of an investment company under section
                 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)             A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J).
(k)            Group, in accordance with ss.240.13d-1(b)(1)(ii)(K).  If filing as a non-U.S. institution in accordance with Rule  240.13d-1(b)(1)(ii)(J), please specify the type of institution:

ITEM 4. OWNERSHIP
(a) Amount beneficially owned:    4,555,224
(b) Percent of class:   5.83%
(c) Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote      4,555,224
(ii) Shared power to vote or to direct the vote
iii) Sole power to dispose or to direct the disposition of     4,555,224
(iv) Shared power to dispose or to direct the disposition of

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following       .

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Clients advised by Adams Asset Advisors, LLC have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

ITEM 10. CERTIFICATIONS.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.
SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated:  January 5, 2021

By: /s/ Steven Adams
Name:  Steven Adams
Title:  Owner, Adams Asset Advisors, LLC